SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.2)*

The Greenbrier Companies, Inc.
(Name of Issuer)

Common Stock, Without Par Value
(Title of Class of Securities)

393657101
(CUSIP Number)

Keith Schaitkin
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4380

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment Number 2 to the Schedule 13D relating to the Common Stock, without par value (the "Shares"), issued by The Greenbrier Companies, Inc. (the “Issuer”), and hereby amends the Scheduled 13D filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2012 (as amended, the “Schedule 13D”), as amended by Amendment Number 1 to the Schedule 13D filed with the SEC on December 18, 2012.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended by adding the following:

     On December 19, 2012, American Railcar Industries, Inc. (one of the Reporting Persons) issued the attached press release (the “December 19 Press Release”), which is filed herewith as Exhibit 1.

Item 7.  Material to be Filed as Exhibits

Exhibit 1                      December 19 Press Release

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2012

ARI LONGTRAIN INC.

By:           /s/Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

AMERICAN RAILCAR INDUSTRIES, INC.

By:           /s/ James A. Cowan
Name: James A. Cowan
Title: Chief Executive Officer

IEH ARI HOLDINGS LLC

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 2 – The Greenbrier Companies Inc.]

Exhibit 1

American Railcar Industries Issues Open Letter to The Greenbrier Companies, Inc.

St. Charles, MO, December 19, 2012:   American Railcar Industries, Inc. today issued the following open letter to Mr. William A. Furman, President and Chief Executive Officer, of The Greenbrier Companies, Inc.:

December 19, 2012

William A. Furman
President and Chief Executive Officer
The Greenbrier Companies Inc.
One Centerpointe Drive
Lake Oswego, Oregon 97035

Dear Bill:

I am writing on behalf of the Board of Directors of American Railcar Industries, Inc. and its Chairman, Carl C. Icahn.

We are very confused regarding the press release Greenbrier issued yesterday in response to American Railcar’s offer to acquire Greenbrier for $20 per share in a negotiated transaction.  As you know, our representatives have had friendly and constructive discussions with you and your team during the past few weeks regarding strategic opportunities involving American Railcar and Greenbrier.  Last weekend, your investment banker contacted me and encouraged American Railcar to make an offer to acquire Greenbrier.  He stated that the Greenbrier Board would seriously entertain an offer of between $20 and $22 per share, and there was substantial support on the Greenbrier Board for a transaction in that price range.  As a result, shortly thereafter, American Railcar made an initial offer of $20 per share, payable in cash, in a negotiated transaction.  I personally read the language of the offer and our required legal disclosure to your investment banker and asked that it be communicated to Greenbrier management and to you (Bill Furman) personally before it was publicly disseminated.  I was assured by your banker that it had been.  We would never have made the offer had we not believed that we had your support and the support of a substantial number of directors for a transaction in the price range we discussed.  That is why we are extremely perplexed by your press release. It is completely inconsistent with what we were led to believe by your investment banker.

We also strongly disagree with your assertion that American Railcar’s $20 per share offer “grossly undervalues” Greenbrier.  On the day prior to the disclosure of American Railcar’s ownership interest in Greenbrier, the company’s stock closed at $13.95 per share. Moreover in the company’s last earnings release, you disclosed that fiscal 2013 railcar deliveries are forecasted to decline by 13% to 23% from 2012 levels and Greenbrier’s stock price declined by 23% during the days following the release.  But even if you believe that American Railcar’s $20 per share offer is inadequate, why would your representative encourage us to make the offer in the first place? Moreover, why would you respond to our offer by issuing a press release rather than engaging in good faith negotiations, particularly since we have repeatedly indicated that we would only pursue a friendly, negotiated transaction?

At this stage, to avoid further confusion, we would like to make several things perfectly clear.   As you know from our prior discussions, American Railcar’s Board has no interest in selling our company to Greenbrier at a “modest premium” to its market value, as you alluded to in your recent press release.  However, American Railcar is willing to acquire Greenbrier at a price of $22 per share, payable in cash, in a negotiated transaction.  The offer price represents a 57% premium to the closing price of Greenbrier’s stock on the day before American Railcar disclosed its ownership interest in the company and a 46% premium to the volume weighted average price of Greenbrier stock during the 30 trading day period prior to such date.  American Railcar’s offer represents full value for Greenbrier and will not be increased under any circumstances.

We have spent the past several weeks discussing strategic opportunities involving American Railcar and Greenbrier, and it is time that we bring this process to a conclusion.  We will hold our proposal open until 2:00 p.m. (New York City time) on Friday, December 21st.   If by such time Greenbrier’s Board provides notice to us that it wishes to proceed with a transaction at $22 per share, American Railcar will initiate its due diligence immediately and concurrently commence negotiations on a definitive merger agreement.  If Greenbrier’s Board does not wish to proceed on this basis, we will move on to other endeavors and abandon any efforts to complete a transaction. All we ask for is a “yes” or “no” answer. We do not wish to have a counter-offer.

We look forward to your response. In the meantime, please feel free to call me with any questions or to discuss this matter further.

Sincerely,

Daniel A. Ninivaggi
President & CEO
Icahn Enterprises L.P.

About ARI

ARI is a leading North American designer and manufacturer of hopper and tank railcars. ARI leases railcars manufactured by the Company to certain markets. In addition, ARI repairs and refurbishes railcars, provides fleet management services and designs and manufactures certain railcar and industrial components. ARI provides its railcar customers with integrated solutions through a comprehensive set of high quality products and related services

Forward Looking Statement Disclaimer

This press release contains statements relating to ARI's expected financial performance and/or future business prospects, events and plans that are "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from the results described in or anticipated by ARI's forward-looking statements.  Other potential risks and uncertainties relating to the Company and its business are described in the Company's filings with the Securities and Exchange Commission. ARI expressly disclaims any duty to provide updates to any forward-looking statements made in this press release, whether as a result of new information, future events or otherwise. More information about American Railcar Industries, Inc. is available on its website at www.americanrailcar.com .

CONTACT:  Dale C. Davies
                       Michael Obertop
                       PHONE: 636.940.6000

Source: American Railcar Industries, Inc.